October 18, 2013

Via EDGAR

Mr. Lyn Shenk

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549

RE:	Jamba, Inc.

Form 10-K: For the fiscal year ended January 1, 2013

Filed on March 7, 2013

File No. 001-32552

Dear Mr. Shenk:

This letter responds to the letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated October 17, 2013, to Jamba, Inc. (referred to herein as the “Company”) regarding the Company’s Form 10-K for the fiscal year ended January 1, 2013 (the “Form 10-K”). This letter sets forth the comment of the Staff in the comment letter in italics and, following the comment, sets forth the Company’s response.

Form 10-K: For the fiscal year ended January 1, 2013

Notes to Consolidated Financial Statements

Note 9. Lease Commitments, page 65

1. We note your disclosure that future minimum lease payments under operating leases of $90.9 million as of January 1, 2013 have been reduced by future minimum sublease rental income of $24.2 million. Please revise your disclosure to present future minimum rental payments on a gross basis and to separately present the total of minimum rentals to be received in the future under non-cancelable subleases. Please refer to the illustrative example provided in ASC 840-10-55-40. Please also revise your tabular disclosure of contractual obligations on page 48 to present operating lease obligations on a gross basis.

The Company acknowledges the Staff’s comment and will present future minimum rental payments on a gross basis and separately present future minimum rentals to be received under non-cancelable subleases in accordance with the illustrative example provided in ASC 840-10-55-40. In addition, the Company will revise its tabular disclosure of contractual obligations in future filings to present operating lease obligations on a gross basis.

6475 Christie Avenue, Suite 150, Emeryville, CA 94608 • tel 510.596.0100 • fax 510.653.0484 • jambajuice.com

Page Two

October 18, 2013

The Company hereby acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require any additional information on these issues, or if we can provide you with any other information that will facilitate your continued review of this filing, please advise us at your earliest convenience. You may reach me at (510) 596-0105.

Sincerely,

Jamba, Inc.
By:	/s/ Karen L. Luey
Name:	Karen L. Luey
Title:	Chief Financial Officer, Chief Administrative Officer, Executive Vice President and Secretary

cc:	Eric Wang, Esq. (via e-mail: eric.wang@dlapiper.com)